SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT

PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

(Mark One):

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED, EFFECTIVE OCTOBER 7, 1996].

For the fiscal year ended December 31, 2002

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].

For the transition period from to

Commission file number 1-1183

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

PepsiCo Puerto Rico 1165(e) Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

PepsiCo, Inc.

700 Anderson Hill Road

Purchase, New York 10577

PEPSICO PUERTO RICO 1165 (E) PLAN FORM 11-K

Audited Financial Statements:
Independent Auditors’ Report
Statements of Net Assets Available for Plan Benefits
Statement of Changes in Net Assets Available for Plan Benefits
Notes to Financial Statements
Signatures
Exhibit Index
Exhibit 23.1
Exhibit 99.1

PEPSICO PUERTO RICO 1165(E) PLAN

Financial Statements

December 31, 2002 and 2001

(With Independent Auditors’ Report Thereon)

PEPSICO PUERTO RICO 1165(E) PLAN

Index

Page

Independent Auditors’ Report	1

Financial Statements:

Statements of Net Assets Available for Plan Benefits at December 31, 2002 and 2001	2

Statement of Changes in Net Assets Available for Plan Benefits for the year ended December 31, 2002	3

Notes to Financial Statements	4-8

Independent Auditors’ Report

Plan Administrator

PepsiCo Puerto Rico 1165(e) Plan:

We have audited the accompanying statements of net assets available for plan benefits of the PepsiCo Puerto Rico 1165(e) Plan (the Plan) as of December 31, 2002 and 2001 and the related statement of changes in net assets available for plan benefits for the year ended December 31, 2002. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2002 and 2001 and the changes in net assets available for plan benefits for the year ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

New York, New York	/s/ KPMG LLP

June 26, 2003

PEPSICO PUERTO RICO 1165(E) PLAN

Statements of Net Assets Available for Plan Benefits

December 31, 2002 and 2001

	2002	2001
Investments, at fair value (note 3):
Plan interest in Master Trust (note 4)	$749,457	306,063

Total investments	749,457	306,063

Contributions receivable	—	4,734

Total receivables	—	4,734

Net assets available for Plan Benefits	$749,457	310,797

See accompanying notes to financial statements.

PEPSICO PUERTO RICO 1165(E) PLAN

Statement of Changes in Net Assets Available for Plan Benefits

Year Ended December 31, 2002

Additions to net assets attributed to:
Investment income:
Plan interest in Master Trust investment income (note 4)	$12,772
Interest from loans to Participants	88

Total investment income	12,860
Contributions:
Employee	444,922

Total additions	457,782

Deductions from net assets attributed to:
Investment expenses	4
Withdrawals	19,118

Total deductions	19,122

Net change during the year	438,660
Net assets available for Plan Benefits at:
Beginning of year	310,797

End of year	$749,457

See accompanying notes to financial statements.

PEPSICO PUERTO RICO 1165(E) PLAN

Notes to Financial Statements

December 31, 2002 and 2001

(1)	Summary Plan Description

The following brief description of the PepsiCo Puerto Rico 1165(e) Plan (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan established by PepsiCo Puerto Rico, Inc. (the Company) effective as of March 5, 2001 covering employees who are bonafide residents of Puerto Rico, and who receive cash remittances from a Puerto Rico payroll, except employees covered under a collective bargaining agreement, and other specifically excluded employees. Eligible employees become eligible to participate in the Plan as soon as administratively possible following the latest of (i) employee performs one hour of service (ii) the date such employee becomes an eligible employee, or (iii) the effective date.

Contributions

In general participants in the Plan may elect to contribute any amount, not to exceed the lesser of 10% of their eligible pretax earnings or $8,000 or such subsequent limitation provided by the Puerto Rico Internal Revenue Code (the Code). A participant’s contributions may be further limited as a result of the nondiscrimination test criteria as defined by the Code. The Plan is intended to be a profit sharing Plan which meets the requirements for qualification and tax exemption under sections 1165(a) and 1165(e) of the Code.

The Plan does not provide for employer matching contributions. All active employees are 100% vested in their accounts, which consists of participants contributions and the earnings thereon.

Investment Options

Each participant may direct their contributions to be invested in one or more of the available investment options. Participants may change their investment elections daily.

The Plan has over 80 different funds in which participants can invest. There are 7 commingled funds, (the Security Plus Fund, the International Equity Fund, the Bond Index Fund, the Small Cap Equity Index Fund, the Midcap Equity Index Fund, the Total US Equity Index Fund, and the Large Cap Equity Index Fund), a PepsiCo Stock Fund, a Brokerage Link account and the Mutual Fund Window.

The Mutual Fund Window is comprised of mutual funds that are publicly traded and accounts for more than 70 of the 80 funds in the Plan. These funds are all considered individual investment options under the Plan. Participants can buy and sell shares of these mutual funds on a daily basis.

The PepsiCo Stock Fund invests in shares of PepsiCo stock and a small amount of short-term investments to facilitate the movement of amounts in and out of the fund. The fund seeks to provide the opportunity for participants to share in the ownership and performance of PepsiCo through the purchase of shares of PepsiCo stock.

The Brokerage Link is a discount brokerage account within the Plan where participants buy, sell and hold securities such as stocks, bonds and mutual funds. An annual account maintenance fee of $50 is charged to all investors as well as commission fees associated with the trading of individual securities.

(Continued)

PEPSICO PUERTO RICO 1165(E) PLAN

Notes to Financial Statements

December 31, 2002 and 2001

The Security Plus Fund is a collective investment fund, which is a pooled fund managed for the benefit of many investors, consisting primarily of U.S. Treasury bonds, corporate bonds, mortgage-backed securities, guaranteed investment contracts with insurance companies and cash equivalents. The contracts are stated at contract value (which represents contributions made, plus earnings, less withdrawals and administrative expenses) because they are benefit responsive (i.e., Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. There are no reserves against contract value for credit risk of the contract issuer or otherwise). The average yield and crediting interest rate for the total of all contracts averaged 6.07% and 6.73% for the years ended December 31, 2002 and 2001, respectively. The crediting interest rates are based on formulas agreed upon with the issuers.

The International Equity Fund is a commingled fund that was formed by State Street Bank. The investment objective of the fund is to provide participants with investment exposure to large international companies. The fund will attempt to achieve its investment objective by investing in other collective investment funds with similar objectives.

The Bond Index Fund is another fund that was formed by State Street bank. The investment objective of the fund is to match the total rate of return of the Lehman Brothers Aggregate Bond Index, while providing participants the ability to purchase and redeem units on an “as of” basis. The fund will attempt to achieve its investment objective by investing in other collective investment funds with similar objectives.

The Total U.S. Equity Index Fund seeks to provide investment exposure to the entire U.S. stock market. The fund is designed to match the performance of the U.S. Equity Market Index, which measures the return of the entire U.S. stock market. The fund invests in a diversified sample of stocks, amounting to approximately 5,000 publicly traded stocks of small, medium and large companies representing a broad cross section of U.S. sectors and industries.

The Large Cap Equity Index Fund seeks to provide investment exposure to large, publicly traded U.S. companies. The fund is designed to match the performance of the S&P 500 index, a widely recognized benchmark of large capitalization U.S. companies. The fund holds all stocks that comprise the S&P 500 Index in proportion to their weighting in the S&P 500 Index.

The Mid Cap Equity Index Fund seeks to provide investment exposure to medium-sized, publicly traded companies. The fund is designed to match the performance of the S&P MidCap 400 index, an index that tracks the performance of medium capitalization U.S. companies.

The Small Cap Equity Index Fund seeks to provide investment exposure to small, publicly traded U.S. companies. The fund is designed to match the performance of the Russell 2000 index, which tracks the performance of small capitalization U.S. companies.

Loans to Participants

A participant who is an employee of the Company may borrow a portion of his or her vested account by submitting an application to the administrator. A participant is not permitted to have more than one loan from the Plan outstanding at any time. Loans shall be made available to all eligible participants on a reasonably equivalent basis and shall not be made available to Highly Compensated Employees, officers or shareholder in an amount greater than is made available to other participants. A loan may be made in an amount (not less than $1,000) which does not exceed the lesser of $50,000 or one half of the present value of the borrower’s participant account under the Plan. The interest rate for loans is based on the prime rate plus 1%. Repayment of general loans range from one to five years, and up to fifteen years for

(Continued)

PEPSICO PUERTO RICO 1165(E) PLAN

Notes to Financial Statements

December 31, 2002 and 2001

principal residence loans. In addition, a one-time loan origination fee of $35 and a $3.75 quarterly maintenance fee are charged to those participants who obtain a loan. Interest on loans is allocated to each of the remaining funds based upon the participant’s contribution election percentages. Any loans outstanding are treated as a taxable distribution to the participant if employment is terminated and the loans are not repaid within a specified timeframe as required in the Plan.

As of December 31, 2002 and 2001, there were five (5) and zero loans outstanding, respectively, with an estimated average interest rate of 8% in 2002 and maturities through 2017.

Vesting

Participants are fully vested in the entire value of their accounts upon contribution to the Plan.

Distributions and Withdrawals

Distributions under the Plan are made upon a participant’s death, disability, retirement or termination of employment. Participants can elect a lump sum withdrawal or a rollover into another qualified investment vehicle. In the case of an active participant who has not yet attained the age of 59- 1/2, withdrawal are only permitted in the event of hardship, as defined in the Plan.

Termination

Although it has not expressed any intent to do so, the Company has the right, under the Plan, by action of the Company’s board of directors, to terminate the Plan. In the event that the Plan is terminated, all accounts shall be distributed to or for the benefit of the participant or continued in trust for his or her benefit, as the Administrator shall direct.

(2)	Summary of Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared under the accrual method of accounting.

Use of Estimates

The preparation of the Plan’s financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan administrator to make estimates and assumptions that affect reported amounts of assets, liabilities, and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from such estimates.

Investment Valuation

With the exception of the Security Plus, Brokerage Link, and Loan funds, the investments in each fund are valued in units by the fund manager at quoted market values. Mutual funds are valued at the quoted net asset value of shares at year end. Quoted market prices are used to value the PepsiCo stock fund. Investment contracts in the Security Plus Fund are valued in units and stated at contract value because they are benefit responsive, which approximates fair value. Short-term investments in the Security Plus Fund are recorded at cost, which approximates fair value. The Brokerage Link account is valued at quoted market prices of participants’ investments. Loans to participants are valued at cost, which approximates fair value.

(Continued)

PEPSICO PUERTO RICO 1165(E) PLAN

Notes to Financial Statements

December 31, 2002 and 2001

Income Recognition

Dividend income is recorded on the ex-dividend date. Income from investments is recorded as earned on an accrual basis. Purchases and sales of securities are recorded on a trade-date basis.

Payment of Benefits

Benefits are recorded when paid.

(3)	Investments

The fair value of individual investments that represent 5% or more of the Plan’s net assets as of December 31, 2002 and 2001 were as follows:

	2002	2001
Plan interest in the PepsiCo Long Term Savings Master Trust	$749,457	306,063

(4)	Interest in PepsiCo Long Term Savings Master Trust (“Master Trust”)

All of the Plan’s investments are in the Master Trust, which was established for the investment of assets of the Plan and three PepsiCo, Inc. sponsored retirement plans. Each participating defined contribution plan has a proportionate interest in the Master Trust. The assets of the Master Trust are held by Fidelity Management Trust Company (the Trustee). At December 31, 2002 and 2001, the Plan’s interest in the net assets of the Master Trust was less than 1%. Investment income and administrative expenses relating to the Master Trust are allocated to the individual plans based upon average monthly balances invested by each plan. The following table presents the fair values of investments for the Master Trust (in thousands):

	December 31
	2002	2001
Investments at fair value:
Cash and cash equivalents	$38,231	14,928
Commingled trust funds	491,941	453,589
Mutual funds	428,973	256,834
Common stock	1,123,402	1,358,043
Corporate debt obligation	599	46
Government debt obligation	70	17
Loans to participants	58,634	48,861

	$2,141,850	2,132,318

(Continued)

PEPSICO PUERTO RICO 1165(E) PLAN

Notes to Financial Statements

December 31, 2002 and 2001

Investment income for the Master Trust is as follows (in thousands):

Year ended December 31, 2002
Investment Income (in thousands):
Net depreciation in fair value of investments:
Commingled trust funds	$(34,638)
Mutual funds	(79,429)
Common stock	(190,490)

(304,557)
Interest and Dividends	23,700

Net investment loss	$(280,857)

(5)	Tax Status

The Plan is qualified and the Trust is tax exempt pursuant to Puerto Rico Internal Revenue Code 1165(a). The Plan has obtained a favorable tax determination letter from the Bureau of Income Tax of the Department of the Treasury of the Common Wealth of Puerto Rico April 8, 2003 and the Plan sponsor believes that the plan continues to quality and operate as designed.

(6)	Administrative Costs

All usual and reasonable expenses of the Plan and the Plan administrator may be paid in whole or in part by the Company, and any expenses not paid by the Company will be paid by the Trustee out of the Trust. All expenses for the year ended December 31, 2002 and 2001 were borne by the Company, except for monthly investment service fees charged to participants in Brokerage Link and loan origination and monthly maintenance fees charged to participants who obtained loans.

(7)	Party-in-Interest

The Trustee, or its affiliates, provides custodial, investment management and record keeping services to the Plan and accordingly, is considered a party-in-interest.

(8)	Concentration of Risks and Uncertainties

The assets of the Plan are primarily financial instruments, which are maturity in nature, and concentrated in investment securities. As a result, interest rates have a more significant impact on the Plan performance than the effects of general levels of inflation. Interest rates do not necessarily move in the same direction or in the same magnitude as the prices of goods and services as measured by the consumer price index. Investments in funds are subject to risk conditions of the individual investment or final objectives, stock market, interest rates, economic conditions, and world affairs.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

PEPSICO PUERTO RICO 1165(e) PLAN

Date: June 27, 2003	By:	/s/ MARIA S. RENNA
	Name: Title:	Maria S. Renna Vice President, Benefits, PepsiCo, Inc.

Date: June 27, 2003	By:	/s/ DAWN WERLE
	Name: Title:	Dawn Werle Director of Financial Plans, PepsiCo, Inc.

Date: June 27, 2003	By:	/s/ ROCK PROVILLON
	Name: Title:	Rock Provillon Manager, Capital Accumulation Plans, PepsiCo, Inc.

PEPSICO PUERTO RICO 1165(E) PLAN

December 31, 2002 and 2001

INDEX TO EXHIBITS

EXHIBIT NUMBER

23.1	Consent of Independent Auditors

99.1	Certification of Maria S. Renna and Dawn Werle, members of the Plan Committee pursuant to Section 906 of the Sarbanes–Oxley Act of 2002 (18 U.S.C. Section 1350).